Nature Treat, Inc.
111 Tubing Road
Broussar, LA 70518

August 28, 2000

United States
Securities and Exchange Commission
Washington D.C. 20549

Re: Nature Treat, Inc.
        Registration Statement on Form 10-SB
        File No. 0-30921
        Filed: June 29, 2000

To whom it may concern:

        Nature Treat, Inc. hereby withdraws its registration statement filed on for 10SB with the
Securities and Exchange Commission on June 29, 2000. The Company withdraws its statement so that it
can have sufficient time to amend the statement prior to effectiveness. We feel it is in the best interest of
the public that this action is taken.

        Thank You,

        George Le Blanc
        President